SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 or 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

Report on Form 6-K dated

11 JULY 2003

AngloGold Limited
(Name of Registrant)

11 Diagonal Street
Johannesburg, 2001
(P O Box 62117)
Marshalltown, 2107
South Africa
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F: ☒   Form 40-F: ❏

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes: ❏   **No**: ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes: ❏   **No**: ☒

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes: ❏   **No**: ☒

Enclosures: ANGLOGOLD REPORT FOR THE QUARTER AND NINE MONTHS ENDED 30 SEPTEMBER 1999, PREVIOUSLY FILED WITH THE SEC IN HARD COPY -- REFILED TODAY, ON EDGAR

REPORT FOR THE QUARTER

ENDED 30 SEPTEMBER 1999

HIGHLIGHTS

- Despite
  - 5% drop in the average dollar gold spot price
  - 6% drop in the average rand spot price

  headline earnings rise 4% to R525 million ($86 million)
- Sadiola - production up 15%; cash costs down 14% to $88/oz
- South African mines - production up 2%; labour productivity up 3%
- South American mines - production up 4%; cash costs down 3%
- North American mines - production up 18%; cash costs down 3%
- 17.5% return on shareholders' equity (17% last quarter)
- 14.8% return on capital employed (14,5% last quarter)

		Quarter ended Sept. 1999	Quarter ended June 1999	Nine months ended Sept. 1999	Nine months ended Sept. 1998	Quarter ended Sept. 1999	Quarter ended June 1999	Nine months ended Sept. 1999	Nine months ended Sept. 1998
		Rand/Metric				Dollar/Imperial			
Prepared in accordance with International Accounting Standards									
Gold									
Produced	kg/oz (000)	55 337	53 438	162 487	155 435	1 779	1 717	5 224	4 998
Revenue	R/kg/$/oz sold	61 754	61 841	61 489	57 951	316	314	313	334
Cash costs	R/kg/$/oz produced	40 823	41 314	40 936	39 798	209	210	209	229
Total production costs	R/kg/$/oz produced	46 714	46 968	46 716	46 060	239	239	238	271
Operating profit	R million/$ million	837	800	2417	1 782	138	131	395	326
Net capital expenditure	R million/$ million	327	306	885	298	54	50	145	56
Attributable profit	R million/$ million	493	1018	2 122	1 237	81	166	348	236
Attributable earnings	cents per share	504	1040	2 168	1264	83	170	356	241
Headline earnings	cents per share	537	519	2 029	1 047	83	85	333	193
Headline earnings before deferred tax adjustment	cents per share	537	519	1 559	1 047	88	85	256	193
Dividends	cents per share			900	750			149	127



anglogold

ANGLOGOLD LIMITED
Registration No. 05/17354/06
Incorporated in the Republic of South Africa

Published by the AngloGold Corporate Communications Department

Postal address: PO Box 62117
                   Marshalltown
                   2107
                   South Africa

Telephone: (11) 637 6147
Facsimile: (11) 637 6399/6400
E-mail: investors@corp.anglogold.com




Dear Shareholder

The third quarter of 1999 has been one of the most challenging in living memory. The gold price has been at two-decade lows. In dollar terms, the average spot price, at $259, was 5% lower than the previous quarter. The rand strengthened against the dollar over the quarter, so that the spot price in rand terms was 6% lower. In this gloomy market circumstance, AngloGold has produced improved headline earnings of R525 million, or $86 million. This represents a return on shareholders' equity of 17.5% (17% last quarter) and 14.8% on capital employed (14.5% last quarter).

Gold production at 1.8 million ounces improved by 4%, cash costs reduced marginally from $210 to $209, and total costs were maintained at last quarter's level of $239. Labour productivity, as measured in grams of gold produced, improved from 209 in the last quarter to 220 this quarter. Of all the operations, Sadiola has had an exceptional quarter, producing at levels above management's ongoing expectations. The South American mines have performed particularly well. Production increased at the South African operations, though Matjhabeng mine's important Eland shaft, damaged in an earthquake in April, only resumed production in early October.

The gas explosion at Mponeng mine is a source of both great sadness and concern to management. Every effort to learn from this event, and indeed, to enhance the quality of safety at work is being made. In this regard it is pleasing to note the safety achievements of Moab Khotsong, Great Noligwa and Tau Lekoa.

Two issues have profoundly changed sentiment in gold markets. During September, the International Monetary Fund decided to avoid gold sales as a means of financing debt relief. On 26 September, European Banks, including Britain and Switzerland, announced that their gold sales would be limited to no more than 2 000 tonnes over the next five years. This has laid to rest the notion that most central banks were about to sell most of their gold reserves. Both the spot price, and the lease rates at which gold can be borrowed, have moved up dramatically.

When we announced our second quarter results we expressed the view that gold was oversold, and indicated we would not be selling forward in this market. The details of our hedge book are set out as usual, and we continue to believe that a measure of price security is a way of optimising our operations and the value they generate for our shareholders.

We are making an offer to acquire 100% of the equity of Acacia Resources, one of Australia's most successful gold companies. Combined with the now substantial North and South American and African production, we believe that Acacia's gold production, good exploration track record and management competencies, will create a global gold company of choice.

AngloGold has been able to achieve competitive rates of return for our shareholders in the gloomiest of gold markets. Should the gold price remain where it is now, and barring any major operational problems, we anticipate a satisfactory fourth quarter with the outlook for the year being 7 million ounces of production at a cash cost of $209 per ounce. Assuming a realised gold price of $314 per ounce (at current exchange rates) this should yield net earnings of around R2.6 billion with headline earnings before the deferred tax rate adjustment of around R2.1 billion. In early 2000, the company intends to release a more detailed strategy, with targeted achievements for the next three years, particularly in the areas of improving labour productivity and cash and total cost performance.

NICKY OPPENHEIMER
Chairman

BOBBY GODSELL
Chief Executive Officer

28 October 1999

SUMMARY OF OPERATIONS

SOUTH AFRICAN OPERATIONS

Overall performance

The South African operations had a satisfactory quarter, notwithstanding the continuing negative impact on production of Matjhabeng's Eland shaft, disabled by a severe earthquake in April.

Repairs to Eland shaft were completed ahead of schedule at the end of the third quarter and production is expected to return to full capacity early in the fourth quarter.

Gold production at 45.3 tonnes (1.5 million ounces) *was* 2% higher than in the second quarter mainly as a result of improved performances by Great Noligwa, Kopanang, Deelkraal and Joel.

Productivity in the South African operations improved quarter on quarter by 3% in terms of grams per employee and by 4% in terms of square metres per employee. Unit cash costs at R43 642 per kilogram, or $223 per ounce, were held at previous quarter levels despite the annual wage increases.

As a result, operating profit was 4% higher at R632.4 million.

Mine performance

In spite of a drop in yield (g/t), gold production at Great Noligwa improved quarter on quarter, due to increased tonnes milled.

At Kopanang, the quarter saw improved performances on all productivity indices. This, together with a significant increase in yield, saw unit cash costs falling by 17% to R41 625 per kilogram.

Tau Lekoa managed to sustain the good performance of the previous two quarters.

Bambanani suffered two underground fires during the quarter which affected production. This was offset to some extent by an improved yield. Nevertheless, gold production was down by 4% on the previous quarter.

The solid production performance at Tshepong continued with productivity indices showing further improvements. The introduction of cementitious support packs as a safety measure has contributed to the increased unit costs. However, the unit costs are running significantly lower than in the same period last year.

Matjhabeng struggled without Eland shaft production and, in addition, Kudu and Sable shafts experienced grade difficulties. A significant improvement is expected in the fourth quarter at this operation.

The mill lock-up of gold at Joel was resolved during the quarter. This, together with improved face advance and tonnes milled, resulted in a significant improvement in gold production.

Improvements in productivity and tonnage milled quarter on quarter, resulted in higher gold production at TauTona.

At Savuka. the repairs to the tertiary shaft have been completed. This will allow access to the high-grade shaft pillar during the fourth quarter.

A shortfall in tonnes milled at Mponeng was offset by an increase in grade, resulting in gold production being maintained at a level similar to the previous quarter.

The increased focus on grade continued at Elandsrand but has been negatively affected to some extent by abnormally high seismicity.

Deelkraal has shown a significantly improved performance quarter on quarter with productivity gains of 15% on the previous quarter.

The fire in the elution section at Ergo has had a minor impact on gold production. The plant has returned to full production after the repairs to the damaged area.

Projects

The shaft sinking at Joel has reached 121 level (1 212 metres below surface) and station development is in progress. Expenditure on this project of R20 million was R8 million more than in the second quarter.

Progress on the Mponeng deepening project has been good. At present, sinking operations have reached 123 level (3 462 metres below surface) and station development is in progress. Capital expenditure for the deepening project at R30 million was R5 million lower than in the previous quarter.

2

The Moab Khotsong project continues to progress well Work in the rock/ventilation and main shafts continues at acceptable rates with no problems envisaged. The capital expenditure at R78 million was R1 million higher than in the June quarter.

The carbon technology project at West Wits remains ahead of schedule and within planned expenditure. Capital expenditure at R16 million was R1 million higher than the previous quarter. Project completion is scheduled for November when the residue thickening project is finished.

INTERNATIONAL OPERATIONS

Other African operations

AngloGold has a 38% interest in Sadiola mine in Mali and recently increased its 70% interest in Navachab mine in Namibia to 100%.

Sadiola had a record quarter in terms of production and profit, arising from a combination of higher grades and recoveries resulting in lower unit cash costs. Grades from the pit were higher, and in addition, higher grade material was sourced from ore stockpiles during the unusually heavy rainy season experienced this year. Work done on the Kayes/Sadiola road prevented a repetition during this year's rainy season of the transport problems experienced during last year's rains.

The average grade for the fourth quarter is expected to be lower than for the quarter under review, while stripping ratios are planned to be higher as normal mining conditions resume in the pit after the rainy season.

The feasibility study for the Yatela heap leach project continues on schedule, for completion by the end of November this year when all outstanding tenders will be adjudicated. The final capital cost for the project will be compiled from the successful tenders. Assuming a positive investment decision is made in December and that Government approvals are timely, construction is expected to begin in February 2000, with gold production starting in January 2001.

Navachab maintained production at a similar level to the previous quarter (on a 100% attributable production basis) but with improved cost management decreased unit costs by 6% to $242 per ounce. Plans to extend the pit at Navachab were placed under review due to the low spot gold price, ongoing unstable labour relations, no progress with the Namibian Government in having the mine declared a continuous operation and persistent difficulties in obtaining work permits for non-Namibian employees.

American Operations

Overall, the American operations in the third quarter outperformed the second with production and cost targets being met.

North America

These operations comprise AngloGold's 70% interest in the Jerritt Canyon joint venture and the 67% interest (100% interest in production ounces, subject to contract obligations) in the Cripple Creek and Victor joint venture in Colorado.

In aggregate, these operations improved their production performance relative to the previous quarter in respect of the two key parameters - ounces produced and unit cash costs achieved. The combined cash costs for the third quarter's 136 000 ounces were $176 per ounce.

Jerritt Canyon's production was maintained despite a marginally lower mill head grade. The cash costs were lower than those for the previous quarter, reflecting the positive results of cost containment programmes, particularly in respect of reagent usage and underground haulage productivity gains. The outlook for the year remains encouraging, with the cash costs expected to be around $179 per ounce and the production total in ounces above target.

Employee productivity continued to improve, quarter on quarter, benefiting from the introduction of a new underground truck fleet at SSX and Murray mines. There were no lost time injuries reported during this period.

As expected, at Cripple Creek and Victor the previously reported build-up of gold inventory in the valley heap leach pads began to be recovered and production was significantly higher than in the second quarter though cash costs were maintained at similar levels of around $167 per ounce. This gold production for the period is a record for the mine. It is anticipated that 1999 annual production Will be close to target with cash costs around S159 per ounce.

Employee productivity improved as a result of the increase in production and ongoing cost containment schemes, which more than offset increases in diesel costs. There was one minor lost time injury reported during the quarter - the first for the year.

Progress on the capital project to extend the leach pad to accommodate the additional reserves associated with the East Cresson Pit project progressed according to plan.

Exploration at Cripple Creek and Victor continued to be encouraging, and at the Jerritt Canyon property was subject to a review with the joint venture partner. Exploration scope and funding at Jerritt Canyon have been increased as a result.

South America

These operations comprise AngloGold's 100% interest in the Morro Velho mines and the 50% interest in the Serra Grande mines, both in Brazil, and the 46.25% interest in Cerro Vanguardia in southern Argentina.

The three operations on this continent enjoyed an excellent quarter, outperforming in aggregate the previous quarter in respect of ounces produced and unit cash costs achieved. Average cash costs for the 112 000 attributable ounces produced were $122 per ounce. Outlook for the year indicates an above-target performance with the fourth quarter somewhat below this quarter's results.

Following a fundamental change in the mode of operation of the cyanide recovery circuit at Cerro Vanguardia in July, reagent usage at this plant has improved considerably - impacting positively on the cost profile at this operation. The high mill head grades enjoyed this year are not projected to continue at these levels into the year 2000, while efforts continue to remedy throughput constraints associated with the primary crushing section. In respect of the Senior Lender Technical Completion Tests for Cerro Vanguardia all certificates, with the exception of the Legal Certificate, have been lodged with the senior lenders.

The safety performance at the three operations is under scrutiny with a total of seven minor disabling injuries being reported in the period.

Two joint venture agreements to pursue exploration prospects were announced during the quarter, one in Peru with Solitaire Resources and the other in Ecuador with lamgold. Other exploration in South America continued as planned on the existing mine exploitation areas and elsewhere in Brazil and Argentina.

4

GOLD MARKET

The end of the third quarter *saw a* sharp improvement in the gold market, reflected in a very welcome increase in the gold price. This change came after a quarter during which the market remained under pressure from negative sentiment and fears of continued official sector gold sales. The gold price slipped to a 20-year low of $251 per ounce and the average spot price of $259 per ounce for the quarter compared unfavourably with the average of $273 during the previous quarter. However, by mid-September, the market had consolidated around a price of $255. and fears of further downside price movement were being replaced by more positive views on gold. Subsequent events capitalised on this firmer sentiment and the improved circumstances in the market have carried over into October.

The market was helped in the first instance by growing evidence that the International Monetary Fund would fail in its proposal to sell some 10 million ounces of its total gold holdings of 100 million ounces as part of a debt relief package for Heavily Indebted Poor Countries. This led the Fund to seek other means of financing which would not require the sale of gold holdings, and by September alternative proposals had been tabled which would avoid the sale of gold. This news came in time to reassure the market for the second Bank of England gold auction on 21 September 1999. As a result, the market firmed around the time of the auction, and some market participants with short positions used the auction as an opportunity to buy back their short positions.

However, the single determining event for the market during the past quarter was the announcement on the night of Sunday, 26 September 1999 by the members of the European Central Bank, supported by the central banks of Britain and Switzerland, of a ceiling of 2 000 tonnes of gold sales by that group over the next five years. This includes all sales of gold already announced (specifically those by the United Kingdom and Switzerland). The announcement also indicated that those banks would not increase their lending of gold into the market during this period. It has since been established that the United States Federal Reserve and the Bank of Japan will subscribe to this capping of gold sales within the same limits announced. The positive effect on the market was immediate, and the price moved up within less than a week by some $80 per ounce, touching $340 per ounce early in October or over 30% above the low for the third quarter.

The extent of the price rise has been increased by uncertainty in the market as to the credit positions of a number of gold mining companies with large hedge positions in proportion to their production. The market remains volatile today at around $300 per ounce as it reflects the uncertainty over whether or not producers are likely to buy back parts of their forward price exposures.

The centra! bank announcement should be seen in the context of a dialogue between leading individuals in the official sector and major gold producers stretching back some two years. The announcement reflects the deep concern amongst many in the official sectors over negative speculation about official gold sales which has prevailed in the gold market in recent years, and a desire to eliminate that distortion from the gold market. In essence, the announcement mirrors what AngloGold has believed for some time, that official sector holders of gold would always be responsible sellers in our market, and that no avalanche of official gold would overwhelm this market.

Looking forward, our market remains volatile, and we should expect continued interest in, and support for the metal. There is a degree of uncertainty amongst market participants and a degree of disorder, particularly in the gold leasing market. However, we believe that this has been caused at least in part by some mismanagement of positions in this market, and, assuming that official gold lending continues at around current levels, the market should return to a more orderly state once current problems have been resolved by these affected participants. Should official lenders of gold materially reduce the amounts of gold that they are prepared to lend to this market, this would bring about a quite different situation and is likely to lead to further sharp rises in the gold price.

AngloGold's open hedge position at the end of the third quarter is summarised below. We believe that it was a correct decision on the part of AngloGold to remain out of the market during much of this past quarter, as we believed that the price had been unduly depressed by unjustified negative sentiment towards gold. It is worth noting that the company has removed all exposure to gold lending rates through to early 2000. Thereafter, we have only limited exposure to gold lending rates, and the overwhelming majority of the forward positions are based on the fixed forward prices. This has contributed substantially to the stability of our hedge position during the current volatile gold prices.

As at 30 September 1999, the company had outstanding the following net forward pricing commitments against future production, A portion of these sales consists of US dollar-priced contracts which have been converted to rand prices at average annual forward rand values based on a spot rand/dollar exchange rate of R6.00 available on 30 September 1999. The percentage of the sales priced in US dollars is shown below:

	Kilograms sold	Forward price per kilogram sold R	Ounces sold 000	Forward price per ounce sold $	Percentage of positions priced in US$
3 months ending					
31 December 1999	49 589	61 516	1 594	317	22
12 months ending					
31 December 2000	93 808	66 425	3016	331	59
2001	80 978	73 365	2 604	343	58
2002	67 177	79 850	2 160	345	52
2003	37 910	85 613	1 219	342	74
2004	24 627	91 598	792	337	81
January 2005 - June 2009	74 536	120 967	2 396	359	76

The aggregate of US dollars priced contracts over the full duration of the hedge is 59%.

The net present value of all hedge transactions making up the hedge positions in the above table was R624 million ($104 million) as at 30 September 1999. The value was based on a gold price of $301 per ounce, an exchange rate of R/$6.00 and the prevailing market interest rates and volatilities at the time.

As at 27 October 1999, the net present value of the hedge book was R840 million ($140 million), based on a gold price of $292.1 per ounce, an exchange rate of R/$6.15 and the prevailing market interest rates and volatilities at the time.

NOTES

1. The financial results have been prepared in accordance with International Accounting Standards, All figures are unaudited.

   In line with profit from sales of uranium and acid, profit from sales of the by-product silver, is now set off against cash costs, in accordance with the Gold Institute definition,

   The comparative figures for the previous two quarters of 1999 and the corresponding nine months to 30 September 1998 have been restated accordingly.

2. AngloGold has acquired the balance of 30% interest in the Navachab Joint Venture held by third parties with effect from 30 April 1999, for a consideration of R30.0 million. The results for the current quarter therefore represent 100% of the Joint Venture operations. Comparative figures for the previous quarter which are immaterial have not been restated.

3. On 11 October 1999 it was announced that AngloGold had launched a bid to acquire the entire issued share capital of Acacia Resources Limited, a gold company operating in Australia.

4. During the quarter 56 150 ordinary shares were allotted in terms of the Share Incentive Scheme, thereby increasing the number of ordinary shares in issue at 30 September 1999 to 97 923 249.

5. Earnings per share have been calculated using a weighted average number of ordinary shares in issue.

6. Interim dividend No. 86 of 900 South African cents per share was paid to registered shareholders on 23 September 1999. The dividend was paid to holders of American Depositary Shares (ADS) on 4 October 1999 at the rate of 74.07 US cents per ADS.

7. Orders placed and outstanding on capital contracts as at 30 September 1999 totalled R404.0 million, equivalent to US$67.2 million at the rate of exchange ruling on that date.

By order of the Board



N.F. OPPENHEIMER
Chairman

R.M. GODSELL

R. M. GODSELL
Chief Executive Officer

28 October 1999

GROUP BALANCE SHEET

Prepared in accordance with International Accounting Standards

September 1998	June 1999	September 1999		September 1999	June 1999	September 1998
US Dollar million				**SA Rand million**		
			ASSETS			
			Non-current assets			
1 958.7	2 435.3	2 458.4	Mining assets	14 768.4	14 699.1	11 562.4
-	144.6	138.1	Goodwill	829.6	872.8	-
120.4	10.9	10.9	Investments	65.6	65.4	710.8
84.3	58.8	59.4	Long-term loans - unsecured	357.0	354.9	497.4
2 163.4	2 649.6	2 666.8		16 020.6	15 992.2	12 770.6
			Current assets			
149.7	173.1	167.3	Inventories	1 005.1	1 045.0	883.5
140.2	165.7	191.2	Trade and other receivables	1 148.9	1 000.3	827.8
-	21.2	21.2	Current portion of loans advanced	127.1	127.7	-
178.5	484.3	470.8	Cash and cash equivalents	2 828.3	2 923.0	1 053.7
468.4	844.3	850.5		5 109.4	5 096.0	2 765.0
2 631.8	3 493.9	3 517.3	**Total assets**	21 130.0	21 088.2	15 535.6
			EQUITY AND LIABILITIES			
			Capital and reserves			
901.6	872.9	878.9	Share capital and premium	5 279.8	5 268.8	5 322.3
19.6	25.7	26.0	Non-distributable reserve	156.3	155.0	115.9
290.3	364.1	450.2	Retained earnings	2 704.7	2 197.6	1 713.7
1 211.5	1 262.7	1 355.1	Shareholders' equity	8 140.8	7 621.4	7 151.9
-	28.2	26.3	Minority interests	158.0	170.2	-
1 211.5	1 290.9	1 381.4		8 298.8	7 791.6	7 151.9
			Non-current liabilities			
185.5	714.3	704.5	Borrowings	4 232.6	4 311.3	1 095.0
-	16.6	15.8	Debentures	95.1	99.9	-
202.1	293.4	290.2	Other long-term liabilities	1 743.1	1 771.0	1 192.9
714.4	664.8	667.6	Deferred taxation	4 010.5	4 012.3	4 217.2
1 102.0	1 689.1	1 678.1		10 081.3	10 194.5	6 505.1
			Current liabilities			
240.4	218.9	281.0	Trade and other payables	1 687.8	1 321.5	1 418.6
-	94.0	107.9	Current portion of borrowings	648.0	567.3	-
77.9	55.1	68.9	Taxation	414.1	332.5	460.0
-	145.9	-	Dividends	-	880.8	-
318.3	513.9	457.8		2 749.9	3 102.1	1 878.6
2 631.8	3 493.9	3 517.3	**Total equity and liabilities**	21 130.0	21 088.2	15 535.6

GROUP CASH FLOW STATEMENT

Prepared in accordance with International Accounting Standards

Nine months ended September 1998	Nine months ended September 1999	Quarter ended September 1999		Quarter ended September 1999	Nine months ended September 1999	Nine months ended September 1998
US Dollar million				SA Rand million		
			Cash flows from operating activities			
328.3	486.6	206.7	Cash generated from operations	1 256.6	2 964.4	1 816.3
22.9	46.6	16.0	Interest received	97.6	284.8	124.7
(3.7)	(35.3)	(15.5)	Interest paid	(94.1)	(215.7)	(19.1)
7.4	5.8	0.1	Dividends received	0.4	35.2	38.0
(275.1)	(273.5)	(144.7)	Dividends paid	(880.8)	(1 663.6)	(1 411.1)
(58.9)	(83.0)	(15.2)	Mining and normal taxation paid	(92.2)	(505.1)	(302.3)
20.9	147.2	47.4	Net cash inflow from operating activities	287.5	900.0	246.5
			Cash flows from investing activities			
(134.8)	(145.5)	(53.6)	Purchase of mining assets	(326.5)	(884.9)	(691.4)
76.6	-	-	Proceeds from sale of mining assets	-	-	393.0
7.4	1.3	-	Investments acquired	0.1	7.9	(24.6)
-	(471.9)	(4.9)	Net acquisition of subsidiaries	(30.0)	(2 870.5)	-
7.4	216.4	-	Proceeds from sale of investments	-	1 316.5	37.9
(43.4)	(399.7)	(58.5)	Net cash outflow from investing activities	(356.4)	(2 431.0)	(285.1)
			Cash flows from financing activities			
-	2.4	1.9	Proceeds from issue of share capital	11.7	14.6	-
(5.7)	(0.4)	(0.1)	Formation and share issue expenses	(0.7)	(2.5)	(29.3)
8.9	517.0	2.8	Proceeds from borrowings	16.9	3 144.5	45.8
(11.3)	(46.2)	(14.0)	Repayment of borrowings	(85.0)	(281.1)	(58.0)
-	15.6	0.6	Repayment on loans advanced	3.9	94.6	-
(8.1)	488.4	(8.8)	Net cash (outflow) / inflow from financing activities	(53.2)	2 970.1	(41.5)
(30.6)	235.9	(19.9)	Net (decrease) increase in cash and cash equivalents	(122.1)	1 439.1	(80.1)
(30.0)	(19.7)	6.4	Translation adjustment	27.4	(108.1)	(30.7)
239.1	254.6	484.3	Opening cash and cash equivalents	2 923.0	1 497.3	1 164.5
178.5	470.8	470.8	**Closing cash and cash equivalents**	2 828.3	2 828.3	1 053.7
			Note to the Cash Flow Statement			
			Cash generated from operations			
306.3	350.5	115.6	Profit on ordinary activities before taxation	703.4	2 134.7	1 606.1
			Adjusted for:			
110.7	137.7	46.6	Amortisation of mining assets	283.3	840.3	598.9
0.1	5.1	2.7	Non-cash movements	16.2	31.3	12.9
10.8	-	-	Loss on sale of mining assets	-	-	117.2
(42.0)	(7.1)	-	Income from associates	-	(43.3)	(216.5)
(22.9)	(46.6)	(16.0)	Interest received	(97.6)	(284.8)	(124.7)
(2.3)	(0.4)	(0.1)	Dividends received	(0.4)	(2.4)	(11.7)
3.7	35.3	15.5	Interest paid	94.1	215.7	19.1
(36.1)	12.1	42.4	Movement in working capital	257.6	72.9	(185.0)
328.3	486.6	206.7		1 256.6	2 964.4	1 816.3
			The following analyses the movement in working capital:			
14.8	10.3	6.6	Decrease in inventories	39.9	62.4	75.7
(35.4)	(4.6)	(24.4)	Increase in trade and other receivables	(148.6)	(28.2)	(181.4)
(15.5)	6.4	60.2	Increase / (decrease) in trade and other payables	366.3	38.7	(79.3)
(36.1)	12.1	42.4		257.6	72.9	(185.0)

GROUP OPERATING RESULTS

Prepared in accordance with International Accounting Standards
Statistics are shown in metric units and financial figures in South African rand.

Issued Capital:　　　　97 923 249 ordinary shares of 50 cents each
　　　　　　　　　　　2 000 000 A redeemable preference shares
　　　　　　　　　　　778 896 B redeemable preference shares
　　　　　　　　　　　All the preference shares are held by a wholly owned subsidiary company

			Quarter ended September 1999	Quarter ended June 1999	Nine months ended September 1999	Nine months ended September 1998
GOLD						
UNDERGROUND OPERATIONS						
Tonnes milled	- 000	- reef	5 247	5 309	15 943	16 871
		- waste	155	142	467	168
		- total	5 401	5 451	16 409	17 039
Yield	- g/t	- reef	8.46	8.26	8.32	8.12
		- waste	0.83	1.13	0.87	0.99
		- average	8.24	8.07	8.11	8.05
Gold produced	- kg	- reef	44 371	43 848	132 625	137 062
		- waste	128	160	408	166
		- total	44 499	44 008	133 033	137 228
PRODUCTIVITY						
g/employee		- target	225	220	222	169
		- actual	220	209	212	174
SURFACE AND DUMP RECLAMATION						
Tonnes treated	- 000		13 451	13 929	41 203	43 206
Yield	- g/t		0.31	0.29	0.29	0.30
Gold produced	- kg		4 113	4 091	12 045	12 859
OPEN-PIT OPERATIONS						
Tonnes mined	- 000		12 399	12 113	36 683	5 320
Stripping ratio	- t(mined-treated)					
	/t treated		2.30	2.59	2.50	1.53
Tonnes treated	- 000		3 756	3 372	10 478	2 100
Yield	- g/t		1.79	1.58	1.66	2.55
Gold produced	- kg		6 725	5 339	17 410	5 348
TOTAL						
Gold produced	- kg		55 337	53 438	162 487	155 435
Revenue - R/kg sold	- (excluding accelerated hedge)		61 589	61 590	61 294	55 900
	- (including accelerated hedge)		61 754	61 841	61 489	57 951
Cash costs	- R/kg produced		40 823	41 314	40 936	39 798
Total production costs	- R/kg produced		46 714	46 968	46 716	46 060

GROUP OPERATING RESULTS

Prepared in accordance with International Accounting Standards
Statistics are shown in imperial units and financial figures in US dollars.

Issued Capital: 97 923 249 ordinary shares of 50 cents each
2 000 000 A redeemable preference shares
778 896 B redeemable preference shares
All the preference shares are held by a wholly owned subsidiary company

			Quarter ended September 1999	Quarter ended June 1999	Nine months ended September 1999	Nine months ended September 1998
GOLD						
UNDERGROUND OPERATIONS						
Tons milled	- 000	- reef	5 784	5 851	17 574	18 597
		- waste	171	155	514	186
		- total	5 955	6 006	18 088	18 783
Yield	- oz/t	- reef	0.247	0.241	0.243	0.237
		- waste	0.024	0.033	0.025	0.029
		- average	0.240	0.235	0.236	0.235
Gold produced	- oz 000	- reef	1 426	1 410	4 264	4 406
		- waste	4	5	13	5
		- total	1 430	1 415	4 277	4 411
PRODUCTIVITY						
oz/employee		- target	7.24	7.08	7.13	5.43
		- actual	7.07	6.71	6.81	5.59
SURFACE AND DUMP RECLAMATION						
Tons treated	- 000		14 828	15 355	45 419	47 627
Yield	- oz/t		0.009	0.009	0.009	0.009
Gold produced	- oz 000		133	130	387	414
OPEN-PIT OPERATIONS						
Tons mined	- 000		13 667	13 353	40 435	5 864
Stripping ratio	- t(mined-treated)					
	/t treated		2.30	2.59	2.50	1.53
Tons treated	- 000		4 140	3 717	11 550	2 315
Yield	- oz/t		0.052	0.046	0.048	0.074
Gold produced	- oz 000		216	172	560	173
TOTAL						
Gold produced	- oz 000		1 779	1 717	5 224	4 998
Revenue - $/oz sold	- (excluding accelerated hedge)		315	313	312	321
	- (including accelerated hedge)		316	314	313	334
Cash costs	- $/ounce produced		209	210	209	229
Total production costs	- $/ounce produced		239	239	238	271
Rand/US Dollar average exchange rate			6.09	6.13	6.10	5.40

GROUP FINANCIAL RESULTS

Prepared in accordance with International Accounting Standards

SA Rand million	Quarter ended September 1999	Quarter ended June 1999	Nine months ended September 1999	Nine months ended September 1998
Turnover	3 558.0	3 427.1	10 374.2	9 208.5
Gold revenue	3 452.7	3 339.0	10 109.1	9 036.6
Normal	3 443.5	3 325.6	10 077.3	8 716.9
Accelerated hedge	9.2	13.4	31.8	319.7
Cost of sales	2 615.4	2 538.7	7 691.7	7 255.1
Cash costs	2 283.7	2 229.4	6 715.8	6 186.0
Retrenchment costs	9.1	13.4	31.7	319.8
Rehabilitation and other non cash costs	38.1	24.6	88.7	54.5
Production costs	2 330.9	2 267.4	6 836.2	6 560.3
Amortisation of mining assets	283.3	273.3	840.3	598.9
Total production costs	2 614.2	2 540.7	7 676.5	7 159.2
Inventory change	1.2	(2.0)	15.2	95.9
Operating profit	837.3	800.3	2 417.4	1 781.5
Corporate administration and other expenses	66.3	63.7	194.2	226.2
Research and development	11.4	10.9	29.8	13.7
Exploration costs	60.1	57.0	173.5	152.1
Profit from operations	699.5	668.7	2 019.9	1 389.5
Interest paid	94.1	92.8	215.7	19.1
Interest receivable	97.6	109.3	284.8	124.7
Income from associates	-	-	43.3	216.5
Dividends received	0.4	0.6	2.4	11.7
Loss on sale of mining assets	-	-	-	(117.2)
Profit on ordinary activities before taxation	703.4	685.8	2 134.7	1 606.1
Taxation	172.7	176.6	131.2	369.4
Normal taxation	173.8	155.5	560.0	660.7
Deferred taxation - current	(1.1)	21.1	31.1	(291.3)
- rate change	-	-	(459.9)	-
Profit on ordinary activities after taxation	530.7	509.2	2 003.5	1 236.7
Profit on sale of associate	-	543.2	543.2	-
Goodwill written off	32.0	33.1	406.8	-
Minority interest	5.5	1.8	17.7	-
Profit attributable to ordinary shareholders	493.2	1 017.5	2 122.2	1 236.7
Attributable earnings - cents per share	504	1 040	2 168	1 264
Headline earnings - Rm	525.2	507.4	1 985.8	1 024.3
- cents per share	537	519	2 029	1 047
Headline earnings before deferred tax				
rate adjustment - Rm	525.2	507.4	1 525.9	1 024.3
- cents per share	537	519	1 559	1 047
Dividends - Rm			880.8	729.3
- cents per share			900	750
Capital expenditure - mining direct	303.1	268.8	801.0	664.5
- other	23.4	37.2	83.9	26.9
- recoupments	-	-	-	(393.0)
Net capital expenditure	326.5	306.0	884.9	298.4

GROUP FINANCIAL RESULTS

Prepared in accordance with International Accounting Standards

US Dollar million		Quarter ended September 1999	Quarter ended June 1999	Nine months ended September 1999	Nine months ended September 1998
Turnover		584.7	559.5	1 699.6	1 705.9
Gold revenue		567.3	545.1	1 656.1	1 673.4
Normal		565.8	542.9	1 650.9	1 610.1
Accelerated hedge		1.5	2.2	5.2	63.3
Cost of sales		429.7	414.4	1 260.2	1 347.5
Cash costs		375.3	363.9	1 100.4	1 145.7
Retrenchment costs		1.5	2.2	5.2	63.2
Rehabilitation and other non cash costs		6.1	4.0	14.4	8.8
Production costs		382.9	370.1	1 120.0	1 217.7
Amortisation of mining assets		46.6	44.6	137.7	110.7
Total production costs		429.5	414.7	1 257.7	1 328.4
Inventory change		0.2	(0.3)	2.5	19.1
Operating profit		137.6	130.7	395.9	325.9
Corporate administration and other expenses		10.8	10.3	30.9	42.0
Research and development		1.9	1.8	4.9	2.4
Exploration costs		9.9	9.3	28.4	27.9
Profit from operations		115.0	109.3	331.7	253.6
Interest paid		15.5	15.2	35.3	3.7
Interest receivable		16.0	17.8	46.6	22.9
Income from associates		-	-	7.1	42.0
Dividends received		0.1	0.1	0.4	2.3
Loss on sale of mining assets		-	-	-	(10.8)
Profit on ordinary activities before taxation		115.6	112.0	350.5	306.3
Taxation		28.4	28.9	21.5	70.7
Normal taxation		28.5	25.4	91.7	120.2
Deferred taxation	- current	(0.1)	3.5	5.2	(49.5)
	- rate change	-	-	(75.4)	-
Profit on ordinary activities after taxation		87.2	83.1	329.0	235.6
Profit on sale of associate		-	88.7	88.7	-
Goodwill written off		5.3	5.4	66.7	-
Minority interest		0.9	0.3	2.9	-
Profit attributable to ordinary shareholders		81.0	166.1	348.1	235.6
Attributable earnings	- cents per share	83	170	356	241
Headline earnings	- $m	86.3	82.8	326.1	188.7
	- cents per share	88	85	333	193
Headline earnings before deferred tax rate adjustment	- $m	86.3	82.8	250.7	188.7
	- cents per share	88	85	256	193
Dividends	- $m			145.9	123.5
	- cents per share			149	127
Capital expenditure	- mining direct	49.9	43.8	131.3	122.5
	- other	3.8	6.1	13.7	5.0
	- recoupments	-	-	-	(71.4)
Net capital expenditure		53.7	49.9	145.0	56.1

SOUTH AFRICAN OPERATIONS
VAAL RIVER

Prepared in accordance with International
Accounting Standards.

					Great Noligwa Mine						
					Quarter ended September 1999	Quarter ended June 1999	Nine months ended September 1999	Quarter ended September 1999	Quarter ended June 1999	Nine months ended September 1999
					Rand / Metric			Dollar / Imperial		
OPERATING RESULTS										
GOLD										
Area mined	- m2	/	- ft2	- 000	116	101	322	1 249	1 087	3 466
Milled - 000	- tonnes	/	- tons	- reef	627	573	1 827	691	632	2 014
				- waste	-	-	-	-	-	-
				- surface and						
				dump reclamation	-	-	-	-	-	-
				- total	627	573	1 827	691	632	2 014
Yield	- g/t	/	- oz/t	- reef	12.59	13.17	13.23	0.367	0.384	0.386
				- waste	-	-	-	-	-	-
				- surface and						
				dump reclamation	-	-	-	-	-	-
				- average	12.59	13.17	13.23	0.367	0.384	0.386
Gold produced	- kg	/	- oz 000	- reef	7 893	7 546	24 174	254	242	777
				- waste	-	-	-	-	-	-
				- surface and						
				dump reclamation	-	-	-	-	-	-
				- total	7 893	7 546	24 174	254	242	777
Revenue	- R/kg	/	- $/oz	- sold	61 739	61 668	61 481	316	313	313
Cash costs	- R	/	- $	- ton milled	383	379	371	57	56	55
	- R/kg	/	- $/oz	- produced	30 413	28 768	28 058	155	146	143
PRODUCTIVITY										
per employee	- g	/	- oz	- target	253	253	259	8.13	8.13	8.33
				- actual	254	241	256	8.17	7.75	8.23
per employee	- m2	/	- ft2	- target	3.75	3.55	3.60	40.36	38.21	38.75
				- actual	3.74	3.22	3.42	40.26	34.66	36.81
FINANCIAL RESULTS (MILLION)										
Gold normal revenue					486.1	464.1	1 483.1	79.9	75.8	243.0
Accelerated hedge revenue					1.2	1.2	3.1	0.2	0.2	0.5
Total gold revenue					487.3	465.3	1 486.2	80.1	76.0	243.5
Cost of sales					275.8	253.1	782.7	45.4	41.4	128.3
Cash costs					240.1	217.1	678.3	39.4	35.5	111.1
Retrenchment costs					1.3	1.2	3.2	0.2	0.2	0.5
Rehabilitation costs					1.2	0.6	3.0	0.2	0.1	0.5
Other non-cash costs					1.0	0.9	3.1	0.3	0.2	0.7
Production costs					243.6	219.8	687.6	40.1	36.0	112.8
Amortisation costs					32.2	30.2	94.2	5.3	4.9	15.4
Inventory change					-	3.1	0.9	-	0.5	0.1
Profit from operations					211.5	212.2	703.5	34.7	34.6	115.2
Capital expenditure										
				- mining direct	8.1	6.8	16.7	1.3	1.1	2.8
				- other	(0.1)	0.6	-	-	0.1	-
				- recoupments	-	-	-	-	-	-
Net capital expenditure					8.0	7.4	16.7	1.3	1.2	2.8

	Kopanang Mine						Tau Lekoa Mine					
	Quarter ended September 1999	Quarter ended June 1999	Nine months ended September 1999	Quarter ended September 1999	Quarter ended June 1999	Nine months ended September 1999	Quarter ended September 1999	Quarter ended June 1999	Nine months ended September 1999	Quarter ended September 1999	Quarter ended June 1999	Nine months ended September 1999
	Rand / Metric			Dollar / Imperial			Rand / Metric			Dollar / Imperial		
	115	105	324	1 238	1 131	3 488	98	89	271	1 055	958	2 917
	533	518	1 594	587	571	1 757	482	532	1 462	532	586	1 612
	-	-	-	-	-	-	-	-	-	-	-	-
	-	-	-	-	-	-	-	-	-	-	-	-
	533	518	1 594	587	571	1 757	482	532	1 462	532	586	1 612
	7.75	6.90	7.68	0.226	0.201	0.224	5.05	4.64	4.95	0.147	0.135	0.144
	-	-	-	-	-	-	-	-	-	-	-	-
	-	-	-	-	-	-	-	-	-	-	-	-
	7.75	6.90	7.68	0.226	0.201	0.224	5.05	4.64	4.95	0.147	0.135	0.144
	4 132	3 575	12 246	133	115	394	2 436	2 470	7 243	78	80	233
	-	-	-	-	-	-	-	-	-	-	-	-
	-	-	-	-	-	-	-	-	-	-	-	-
	4 132	3 575	12 246	133	115	394	2 436	2 470	7 243	78	80	233
	61 907	61 690	61 566	316	313	314	61 771	61 699	61 592	316	313	314
	323	344	333	48	51	49	226	225	232	34	33	34
	41 625	49 890	43 281	213	253	221	44 651	48 355	46 796	228	246	238
	160	150	157	5.14	4.82	5.05	174	170	167	5.59	5.47	5.37
	172	150	171	5.53	4.82	5.50	184	185	182	5.92	5.95	5.85
	4.48	4.23	4.32	48.22	45.53	46.50	7.12	7.13	6.88	76.64	76.75	74.06
	4.80	4.42	4.54	51.67	47.58	48.87	7.35	6.68	6.79	79.11	71.90	73.09
	254.4	219.9	751.2	41.8	35.9	123.1	150.0	151.9	444.4	24.6	24.8	72.8
	1.4	0.6	2.7	0.2	0.1	0.4	0.5	0.4	1.6	0.1	0.1	0.3
	255.8	220.5	753.9	42.0	36.0	123.5	150.5	152.3	446.0	24.7	24.9	73.1
	185.5	190.7	567.9	30.5	31.1	93.0	132.9	143.0	407.7	21.8	23.4	66.8
	172.0	178.3	530.0	28.2	29.2	86.8	108.7	119.5	338.9	17.9	19.5	55.5
	1.4	0.6	2.7	0.2	0.1	0.4	0.5	0.4	1.6	0.1	0.1	0.3
	1.7	0.3	2.6	0.3	-	0.4	1.9	0.2	2.4	0.3	-	0.4
	0.7	0.8	2.2	0.2	-	0.4	0.7	0.6	1.7	-	0.1	0.2
	175.8	180.0	537.5	28.9	29.3	88.0	111.8	120.7	344.6	18.3	19.7	56.4
	9.7	9.1	30.0	1.6	1.5	4.9	21.1	21.3	62.7	3.5	3.5	10.3
	-	1.6	0.4	-	0.3	0.1	-	1.0	0.4	-	0.2	0.1
	70.3	29.8	186.0	11.5	4.9	30.5	17.6	9.3	38.3	2.9	1.5	6.3
	-	0.1	0.1	-	-	-	0.1	-	(0.1)	-	-	-
	(0.3)	-	(0.3)	-	-	-	(0.1)	-	(0.1)	-	-	-
	-	-	-	-	-	-	-	-	-	-	-	-
	(0.3)	0.1	(0.2)	-	-	-	-	-	(0.2)	-	-	-

VAAL RIVER				Surface Operations		
Prepared in accordance with International Accounting Standards.		Quarter ended September 1999	Quarter ended June 1999	Nine months ended September 1999	Quarter ended September 1999	Quarter ended June 1999	Nine months ended September 1999
		Rand / Metric			Dollar / Imperial		

OPERATING RESULTS

GOLD

Area mined	- m2	/	- ft2	- 000	-	-	-	-	-	-
Milled - 000	- tonnes	/	- tons	- reef	-	-	-	-	-	-
				- waste	-	-	-	-	-	-
				- surface and dump reclamation	1 402	1 249	3 877	1 546	1 377	4 274
				- total	1 402	1 249	3 877	1 546	1 377	4 274
Yield	- g/t	/	- oz/t	- reef	-	-	-	-	-	-
				- waste	-	-	-	-	-	-
				- surface and dump reclamation	0.47	0.49	0.49	0.014	0.014	0.014
				- average	0.47	0.49	0.49	0.014	0.014	0.014
Gold produced	- kg	/	- oz 000	- reef	-	-	-	-	-	-
				- waste	-	-	-	-	-	-
				- surface and dump reclamation	660	607	1 882	22	19	61
				- total	660	607	1 882	22	19	61
Revenue	- R/kg	/	- $/oz	- sold	61 583	61 537	61 394	315	313	313
Cash costs	- R	/	- $	- ton milled	18	17	18	3	3	3
	- R/kg	/	- $/oz	- produced	37 600	35 862	36 630	192	182	187

PRODUCTIVITY

per employee	- g	/	- oz	- target	332	362	351	10.67	11.64	11.28
				- actual	342	318	326	11.00	10.22	10.48
per employee	- m2	/	- ft2	- target	-	-	-	-	-	-
				- actual	-	-	-	-	-	-

FINANCIAL RESULTS (MILLION)

Gold normal revenue	40.6	37.4	115.5	6.6	6.1	18.9
Accelerated hedge revenue	-	-	-	-	-	-
Total gold revenue	40.6	37.4	115.5	6.6	6.1	18.9
Cost of sales	24.9	21.9	69.2	4.0	3.6	11.3
Cash costs	24.8	21.7	68.9	4.0	3.6	11.3
Retrenchment costs	-	-	-	-	-	-
Rehabilitation costs	-	-	-	-	-	-
Other non-cash costs	0.1	0.2	0.3	-	-	-
Production costs	24.9	21.9	69.2	4.0	3.6	11.3
Amortisation costs	-	-	-	-	-	-
Inventory change	-	-	-	-	-	-
Profit from operations	15.7	15.5	46.3	2.6	2.5	7.6
Capital expenditure			Moab Khotsong Mine			
- mining direct	78.1	77.1	230.4	12.8	12.6	37.7
- other	-	-	-	-	-	-
- recoupments	-	-	-	-	-	-
Net capital expenditure	78.1	77.1	230.4	12.8	12.6	37.7

ERGO		Ergo					
Prepared in accordance with International Accounting Standards.		Quarter ended September 1999	Quarter ended June 1999	Nine months ended September 1999	Quarter ended September 1999	Quarter ended June 1999	Nine months ended September 1999
		Rand / Metric			Dollar / Imperial		
OPERATING RESULTS							
GOLD							
Material treated	- tonnes / - tons - 000	11 039	11 801	34 817	12 168	13 009	38 379
Yield	- g/t / - oz/t	0.23	0.22	0.22	0.007	0.007	0.007
Gold produced	- kg / - oz 000	2 489	2 637	7 760	80	84	249
Revenue	- R/kg / - $/oz - sold	61 661	61 601	61 446	315	313	313
Cash costs	- R / - $ - ton treated	11	11	11	2	2	2
	- R/kg / - $/oz - produced	49 581	50 199	49 746	253	255	253
FINANCIAL RESULTS (MILLION)							
Gold normal revenue		153.3	162.1	476.1	25.2	26.4	78.0
Accelerated hedge revenue		0.2	0.3	0.7	-	-	-
Total gold revenue		153.5	162.4	476.8	25.2	26.4	78.0
Cost of sales		136.3	156.3	442.8	22.2	25.5	72.4
Cash costs		123.4	132.4	386.0	20.2	21.7	63.2
Retrenchment costs		0.2	0.3	0.7	-	-	-
Rehabilitation costs		(4.7)	1.2	(2.3)	(0.8)	0.2	(0.4)
Other non-cash costs		0.8	1.1	3.1	0.1	0.1	0.6
Production costs		119.7	135.0	387.5	19.5	22.0	63.4
Amortisation costs		16.6	18.8	53.8	2.7	3.1	8.8
Inventory change		-	2.5	1.5	-	0.4	0.2
Profit from operations		17.2	6.1	34.0	3.0	0.9	5.6
Capital expenditure		(0.2)	1.3	3.2	-	0.2	0.6

FREE STATE					Bambanani Mine		
Prepared in accordance with International Accounting Standards.		Quarter ended September 1999	Quarter ended June 1999	Nine months ended September 1999	Quarter ended September 1999	Quarter ended June 1999	Nine months ended September 1999
		Rand / Metric			Dollar / Imperial		
OPERATING RESULTS							
GOLD							
Area mined - m2 / - ft2 - 000		75	84	246	809	901	2 646
Milled - 000 - tonnes / - tons - reef		461	516	1 518	508	569	1 673
- waste		-	-	-	-	-	-
- surface and dump reclamation		-	-	-	-	-	-
- total		461	516	1 518	508	569	1 673
Yield - g/t / - oz/t - reef		8.06	7.50	7.69	0.235	0.219	0.224
- waste		-	-	-	-	-	-
- surface and dump reclamation		-	-	-	-	-	-
- average		8.06	7.50	7.69	0.235	0.219	0.224
Gold produced - kg / - oz 000 - reef		3 717	3 870	11 681	120	124	376
- waste		-	-	-	-	-	-
- surface and dump reclamation		-	-	-	-	-	-
- total		3 717	3 870	11 681	120	124	376
Revenue - R/kg / - $/oz - sold		61 815	61 790	61 620	316	314	314
Cash costs - R / - $ - ton milled		407	352	363	61	52	54
- R/kg / - $/oz - produced		50 428	46 884	47 173	258	238	240
PRODUCTIVITY							
per employee - g / - oz - target		184	178	179	5.92	5.72	5.75
- actual		166	170	172	5.34	5.47	5.53
per employee - m2 / - ft2 - target		4.02	3.91	3.94	43.27	42.09	42.41
- actual		3.37	3.69	3.61	36.27	39.72	38.86
FINANCIAL RESULTS (MILLION)							
Gold normal revenue		228.9	238.0	716.7	37.6	38.9	117.4
Accelerated hedge revenue		0.9	1.1	3.1	0.1	0.2	0.5
Total gold revenue		229.8	239.1	719.8	37.7	39.1	117.9
Cost of sales		202.1	192.8	595.6	33.2	31.5	97.6
Cash costs		187.4	181.5	551.0	30.8	29.6	90.3
Retrenchment costs		0.9	1.1	3.1	0.1	0.2	0.5
Rehabilitation costs		2.8	0.3	2.4	0.5	-	0.4
Other non-cash costs		1.1	1.0	3.6	0.1	0.3	0.6
Production costs		192.2	183.9	560.1	31.5	30.1	91.8
Amortisation costs		9.9	9.8	29.7	1.7	1.6	4.9
Inventory change		-	(0.9)	5.8	-	(0.2)	0.9
Profit from operations		27.7	46.3	124.2	4.5	7.6	20.3
Capital expenditure							
- mining direct		8.8	6.4	22.1	1.4	1.1	3.6
- other		-	-	-	-	-	-
- recoupments		-	-	-	-	-	-
Net capital expenditure		8.8	6.4	22.1	1.4	1.1	3.6

	Tshepong Mine						Matjhabeng Mine					
	Quarter ended September 1999	Quarter ended June 1999	Nine months ended September 1999	Quarter ended September 1999	Quarter ended June 1999	Nine months ended September 1999	Quarter ended September 1999	Quarter ended June 1999	Nine months ended September 1999	Quarter ended September 1999	Quarter ended June 1999	Nine months ended September 1999
	Rand / Metric			Dollar / Imperial			Rand / Metric			Dollar / Imperial		
	96	94	275	1 033	1 012	2 960	69	76	250	743	818	2 691
	331	327	960	365	360	1 058	347	347	1 164	382	383	1 283
	-	-	-	-	-	-	-	-	-	-	-	-
	-	-	-	-	-	-	-	-	-	-	-	-
	331	327	960	365	360	1 058	347	347	1 164	382	383	1 283
	8.00	8.19	8.15	0.233	0.239	0.238	6.54	6.97	7.00	0.191	0.203	0.204
	-	-	-	-	-	-	-	-	-	-	-	-
	-	-	-	-	-	-	-	-	-	-	-	-
	8.00	8.19	8.15	0.233	0.239	0.238	6.54	6.97	7.00	0.191	0.203	0.204
	2 647	2 679	7 828	85	87	252	2 270	2 417	8 152	73	78	262
	-	-	-	-	-	-	-	-	-	-	-	-
	-	-	-	-	-	-	-	-	-	-	-	-
	2 647	2 679	7 828	85	87	252	2 270	2 417	8 152	73	78	262
	61 680	62 165	61 847	315	316	315	62 482	63 497	62 155	319	322	317
	370	354	369	55	53	55	494	496	455	74	73	68
	46 260	43 263	45 260	236	220	231	75 473	71 253	65 022	386	362	331
	150	148	152	4.82	4.76	4.89	151	143	142	4.85	4.60	4.57
	175	177	170	5.63	5.69	5.47	87	90	101	2.80	2.89	3.25
	5.80	5.63	5.72	62.43	60.60	61.57	4.05	3.94	3.97	43.59	42.41	42.73
	6.35	6.21	5.98	68.35	66.84	64.37	2.63	2.83	3.10	28.31	30.46	33.37
	163.0	164.9	480.5	26.8	26.9	78.7	139.8	148.6	499.8	23.0	24.3	81.9
	0.2	1.7	3.6	-	0.3	0.6	2.1	4.8	6.9	0.3	0.8	1.1
	163.2	166.6	484.1	26.8	27.2	79.3	141.9	153.4	506.7	23.3	25.1	83.0
	143.7	136.5	419.5	23.6	22.3	68.7	177.9	180.0	554.0	29.3	29.4	90.8
	122.5	115.9	354.3	20.1	18.9	58.0	171.4	172.2	530.1	28.1	28.1	86.8
	0.3	1.7	3.7	-	0.3	0.6	2.0	4.8	6.8	0.3	0.8	1.1
	1.9	0.2	1.7	0.3	0.1	0.3	1.4	0.3	1.2	0.2	0.1	0.2
	0.7	0.9	2.4	0.2	0.1	0.4	1.0	0.7	2.9	0.4	-	0.6
	125.4	118.7	362.1	20.6	19.4	59.3	175.8	178.0	541.0	29.0	29.0	88.7
	18.3	18.5	53.8	3.0	3.0	8.8	2.1	2.6	7.9	0.3	0.5	1.3
	-	(0.7)	3.6	-	(0.1)	0.6	-	(0.6)	5.1	-	(0.1)	0.8
	19.5	30.1	64.6	3.2	4.9	10.6	(36.0)	(26.6)	(47.3)	(6.0)	(4.3)	(7.8)
	-	-	-	-	-	-	10.4	4.8	15.3	1.7	0.8	2.5
	-	-	-	-	-	-	-	-	-	-	-	-
	-	-	-	-	-	-	-	-	-	-	-	-
	-	-	-	-	-	-	10.4	4.8	15.3	1.7	0.8	2.5

FREE STATE				Surface Operations					
Prepared in accordance with International Accounting Standards.				Quarter ended September 1999	Quarter ended June 1999	Nine months ended September 1999	Quarter ended September 1999	Quarter ended June 1999	Nine months ended September 1999
				Rand / Metric			Dollar / Imperial		
OPERATING RESULTS									
GOLD									
Area mined	- m2	/ - ft2	- 000	-	-	-	-	-	-
Milled - 000	- tonnes	/ - tons	- reef	-	-	-	-	-	-
			- waste	-	-	-	-	-	-
			- surface and dump reclamation	1 010	879	2 509	1 114	969	2 766
			- total	1 010	879	2 509	1 114	969	2 766
Yield	- g/t	/ - oz/t	- reef	-	-	-	-	-	-
			- waste	-	-	-	-	-	-
			- surface and dump reclamation	0.95	0.96	0.96	0.028	0.028	0.028
			- average	0.95	0.96	0.96	0.028	0.028	0.028
Gold produced	- kg	/ - oz 000	- reef	-	-	-	-	-	-
			- waste	-	-	-	-	-	-
			- surface and dump reclamation	964	847	2 403	31	27	77
			- total	964	847	2 403	31	27	77
Revenue	- R/kg	/ - $/oz	- sold	61 581	61 511	61 414	315	312	313
Cash costs	- R	/ - $	- ton milled	43	47	44	6	7	7
	- R/kg	/ - $/oz	- produced	44 902	48 543	46 395	230	247	236
PRODUCTIVITY									
per employee	- g	/ - oz	- target	221	180	193	7.11	5.79	6.21
			- actual	373	332	307	11.99	10.67	9.87
per employee	- m2	/ - ft2	- target	-	-	-	-	-	-
			- actual	-	-	-	-	-	-
FINANCIAL RESULTS (MILLION)									
Gold normal revenue				59.4	52.1	147.6	9.8	8.5	24.2
Accelerated hedge revenue				-	-	-	-	-	-
Total gold revenue				59.4	52.1	147.6	9.8	8.5	24.2
Cost of sales				45.0	41.5	115.0	7.4	6.8	18.9
Cash costs				43.3	41.1	111.5	7.2	6.7	18.3
Retrenchment costs				-	-	-	-	-	-
Rehabilitation costs				0.8	-	0.7	0.1	-	0.1
Other non-cash costs				0.3	0.1	0.6	-	-	0.2
Production costs				44.4	41.2	112.8	7.3	6.7	18.6
Amortisation costs				0.6	0.5	1.4	0.1	0.1	0.2
Inventory change				-	(0.2)	0.8	-	-	0.1
Profit from operations				14.4	10.6	32.6	2.4	1.7	5.3
Capital expenditure									
			- mining direct	-	0.2	0.2	-	-	-
			- other	-	-	-	-	-	-
			- recoupments	-	-	-	-	-	-
Net capital expenditure				-	0.2	0.2	-	-	-

	Joel Mine					
	Quarter ended September 1999	Quarter ended June 1999	Nine months ended September 1999	Quarter ended September 1999	Quarter ended June 1999	Nine months ended September 1999
	Rand / Metric			Dollar / Imperial		
	73	69	205	788	743	2 209
	348	324	983	384	357	1 084
	18	13	81	20	14	89
	-	-	-	-	-	-
	366	337	1 064	404	371	1 173
	5.85	5.62	5.89	0.171	0.164	0.172
	0.79	0.85	0.68	0.023	0.025	0.020
	-	-	-	-	-	-
	5.61	5.43	5.49	0.164	0.158	0.160
	2 037	1 820	5 786	65	59	186
	14	11	55	1	-	2
	-	-	-	-	-	-
	2 051	1 831	5 841	66	59	188
	61 688	61 959	61 543	315	315	314
	260	269	259	39	40	39
	46 426	49 427	47 228	237	251	241
	164	158	157	5.27	5.08	5.05
	140	123	133	4.50	3.95	4.28
	5.62	5.49	5.47	60.49	59.09	58.88
	4.99	4.62	4.66	53.71	49.73	50.16
	126.3	112.6	358.4	20.7	18.4	58.7
	0.2	0.8	1.0	0.1	0.1	0.2
	126.5	113.4	359.4	20.8	18.5	58.9
	102.7	108.6	312.7	16.9	17.7	51.2
	95.3	90.5	275.9	15.7	14.7	45.2
	0.2	0.8	1.0	0.1	0.1	0.2
	(1.8)	0.2	(1.3)	(0.3)	0.1	(0.2)
	0.2	0.1	(0.1)	-	-	(0.1)
	93.9	91.6	275.5	15.5	14.9	45.1
	8.8	15.9	35.7	1.4	2.6	5.8
	-	1.1	1.5	-	0.2	0.3
	23.8	4.8	46.7	3.9	0.8	7.7
	33.1	22.4	89.0	5.4	3.7	14.6
	-	-	-	-	-	-
	-	-	-	-	-	-
	33.1	22.4	89.0	5.4	3.7	14.6

WEST WITS					TauTona Mine (East Mine)					
Prepared in accordance with International Accounting Standards.				Quarter ended September 1999	Quarter ended June 1999	Nine months ended September 1999	Quarter ended September 1999	Quarter ended June 1999	Nine months ended September 1999
					Rand / Metric			Dollar / Imperial		
OPERATING RESULTS										
GOLD										
Area mined	- m2	/	- ft2	- 000	75	72	212	807	775	2 282
Milled - 000	- tonnes	/	- tons	- reef	450	423	1 303	496	466	1 436
				- waste	-	-	-	-	-	-
				- total	450	423	1 303	496	466	1 436
Yield	- g/t	/	- oz/t	- reef	11.38	11.73	11.48	0.332	0.342	0.335
				- waste	-	-	-	-	-	-
				- average	11.38	11.73	11.48	0.332	0.342	0.335
Gold produced	- kg	/	- oz 000	- reef	5 122	4 961	14 960	165	159	481
				- waste	-	-	-	-	-	-
				- total	5 122	4 961	14 960	165	159	481
Revenue	- R/kg	/	- $/oz	- sold	61 607	61 563	61 431	315	313	313
Cash costs	- R	/	- $	- ton milled	370	364	370	55	54	55
	- R/kg	/	- $/oz	- produced	32 498	31 026	32 207	166	158	164
PRODUCTIVITY										
per employee	- g	/	- oz	- target	290	279	279	9.32	8.97	8.97
				- actual	268	258	257	8.62	8.29	8.26
per employee	- m2	/	- ft2	- target	4.18	4.07	4.05	44.99	43.81	43.59
				- actual	3.92	3.75	3.65	42.19	40.36	39.29
FINANCIAL RESULTS (MILLION)										
Gold normal revenue					315.4	305.2	918.1	51.8	49.8	150.3
Accelerated hedge revenue					0.1	0.3	0.9	0.1	0.1	0.3
Total gold revenue					315.5	305.5	919.0	51.9	49.9	150.6
Cost of sales					170.9	153.2	502.8	28.1	25.1	82.4
Cash costs					166.4	154.0	481.8	27.3	25.1	78.9
Retrenchment costs					0.1	0.3	0.9	0.1	-	0.2
Rehabilitation costs					2.6	0.8	3.3	0.4	0.1	0.5
Other non-cash costs					1.2	1.0	3.2	0.2	0.4	0.6
Production costs					170.3	156.1	489.2	28.0	25.6	80.2
Amortisation costs					0.6	0.7	22.8	0.1	0.1	3.7
Inventory change					-	(3.6)	(9.2)	-	(0.6)	(1.5)
Profit from operations					144.6	152.3	416.2	23.8	24.8	68.2
Capital expenditure										
			- mining direct		5.2	9.3	15.1	0.9	1.5	2.5
			- other		1.4	1.6	3.1	0.2	0.3	0.5
			- recoupments		-	-	-	-	-	-
Net capital expenditure					6.6	10.9	18.2	1.1	1.8	3.0

	Savuka Mine (West Mine)						Mponeng Mine (South Mine)					
	Quarter ended September 1999	Quarter ended June 1999	Nine months ended September 1999	Quarter ended September 1999	Quarter ended June 1999	Nine months ended September 1999	Quarter ended September 1999	Quarter ended June 1999	Nine months ended September 1999	Quarter ended September 1999	Quarter ended June 1999	Nine months ended September 1999
	Rand / Metric			Dollar / Imperial			Rand / Metric			Dollar / Imperial		
	55	55	160	592	592	1 722	65	65	193	699	700	2 077
	267	310	865	294	342	953	377	405	1 199	416	446	1 322
	-	-	-	-	-	-	-	-	-	-	-	-
	267	310	865	294	342	953	377	405	1 199	416	446	1 322
	7.48	6.69	6.90	0.218	0.195	0.201	10.05	9.35	8.49	0.293	0.273	0.248
	-	-	-	-	-	-	-	-	-	-	-	-
	7.48	6.69	6.90	0.218	0.195	0.201	10.05	9.35	8.49	0.293	0.273	0.248
	1 996	2 075	5 968	64	67	192	3 789	3 786	10 180	122	121	327
	-	-	-	-	-	-	-	-	-	-	-	-
	1 996	2 075	5 968	64	67	192	3 789	3 786	10 180	122	121	327
	61 970	61 720	61 591	317	313	314	61 701	61 688	61 546	315	313	314
	412	366	392	62	54	58	426	386	396	63	57	59
	55 178	54 724	56 838	282	278	290	42 345	41 309	46 635	216	210	238
	167	164	166	5.37	5.27	5.34	195	198	194	6.27	6.37	6.24
	136	137	130	4.37	4.40	4.18	224	219	197	7.20	7.04	6.33
	4.38	4.32	4.41	47.15	46.50	47.47	4.30	4.12	4.15	46.28	44.35	44.67
	3.76	3.63	3.49	40.47	39.07	37.57	3.84	3.77	3.74	41.33	40.58	40.26
	122.9	127.7	366.3	20.2	20.8	60.0	233.3	232.9	625.1	38.3	37.9	102.3
	0.8	0.4	1.3	0.1	0.1	0.2	0.4	0.7	1.4	0.1	0.2	0.3
	123.7	128.1	367.6	20.3	20.9	60.2	233.7	233.6	626.5	38.4	38.1	102.6
	114.3	115.0	346.7	18.8	18.7	56.8	174.8	166.9	503.3	28.7	27.2	82.4
	110.1	113.6	339.2	18.1	18.6	55.6	160.4	156.4	474.7	26.4	25.5	77.8
	0.8	0.4	1.3	0.1	0.1	0.2	0.4	0.7	1.4	-	0.2	0.2
	1.2	0.3	1.5	0.2	0.1	0.3	2.1	0.5	2.6	0.3	0.1	0.4
	0.6	0.6	1.6	0.1	-	0.2	0.7	0.7	2.0	0.2	-	0.3
	112.7	114.9	343.6	18.5	18.8	56.3	163.6	158.3	480.7	26.9	25.8	78.7
	1.6	1.6	6.8	0.3	0.2	1.1	11.2	11.3	28.3	1.8	1.8	4.6
	-	(1.5)	(3.7)	-	(0.3)	(0.6)	-	(2.7)	(5.7)	-	(0.4)	(0.9)
	9.4	13.1	20.9	1.5	2.2	3.4	58.9	66.7	123.2	9.7	10.9	20.2
	2.9	2.2	6.8	0.5	0.3	1.1	34.8	41.4	102.3	5.7	6.9	16.8
	0.8	0.4	1.7	0.1	0.1	0.3	9.6	8.4	23.2	1.6	1.3	3.8
	-	-	-	-	-	-	-	-	-	-	-	-
	3.7	2.6	8.5	0.6	0.4	1.4	44.4	49.8	125.5	7.3	8.2	20.6

WEST WITS				Elandsrand Mine		
Prepared in accordance with International Accounting Standards.	Quarter ended September 1999	Quarter ended June 1999	Nine months ended September 1999	Quarter ended September 1999	Quarter ended June 1999	Nine months ended September 1999
	Rand / Metric			Dollar / Imperial		
OPERATING RESULTS						
GOLD						
Area mined - m2 / - ft2 - 000	102	105	316	1 098	1 130	3 401
Milled - 000 - tonnes / - tons - reef	436	462	1 366	481	509	1 506
- waste	6	8	20	7	8	22
- total	442	470	1 386	488	517	1 528
Yield - g/t / - oz/t - reef	7.94	8.24	7.64	0.232	0.240	0.223
- waste	0.33	0.38	0.35	0.010	0.011	0.010
- average	7.84	8.11	7.53	0.229	0.236	0.220
Gold produced - kg / - oz 000 - reef	3 462	3 808	10 432	111	122	335
- waste	2	3	7	-	-	-
- total	3 464	3 811	10 439	111	122	335
Revenue - R/kg / - $/oz - sold	61 581	61 700	61 703	315	313	314
Cash costs - R / - $ - ton milled	363	351	350	54	52	52
- R/kg / - $/oz - produced	46 336	43 256	46 422	237	220	237
PRODUCTIVITY						
per employee - g / - oz - target	202	211	210	6.49	6.78	6.75
- actual	180	195	181	5.79	6.27	5.82
per employee - m2 / - ft2 - target	6.40	6.29	6.40	68.89	67.70	68.89
- actual	5.29	5.38	5.49	56.94	57.91	59.09
FINANCIAL RESULTS (MILLION)						
Gold normal revenue	213.4	234.3	640.8	35.0	38.2	104.9
Accelerated hedge revenue	(0.1)	0.8	3.3	-	0.2	0.6
Total gold revenue	213.3	235.1	644.1	35.0	38.4	105.5
Cost of sales	171.1	178.9	521.3	28.1	29.2	85.4
Cash costs	160.5	164.9	484.6	26.4	26.9	79.4
Retrenchment costs	-	0.8	3.4	-	0.2	0.6
Rehabilitation costs	(1.1)	0.6	(0.6)	(0.2)	0.1	(0.1)
Other non-cash costs	0.4	0.3	1.3	-	0.1	0.2
Production costs	159.8	166.6	488.7	26.2	27.3	80.1
Amortisation costs	11.3	11.9	32.9	1.9	1.9	5.4
Inventory change	-	0.4	(0.3)	-	-	(0.1)
Profit from operations	42.2	56.2	122.8	6.9	9.2	20.1
Capital expenditure						
- mining direct	23.1	28.5	79.1	3.8	4.6	12.9
- other	4.3	6.8	15.7	0.7	1.1	2.6
- recoupments	-	-	-	-	-	-
Net capital expenditure	27.4	35.3	94.8	4.5	5.7	15.5

	Deelkraal Mine					
	Quarter ended September 1999	Quarter ended June 1999	Nine months ended September 1999	Quarter ended September 1999	Quarter ended June 1999	Nine months ended September 1999
	Rand / Metric			Dollar / Imperial		
	39	34	107	420	366	1 152
	207	195	588	228	215	648
	131	121	366	144	133	403
	338	316	954	372	348	1 051
	7.52	6.77	7.21	0.219	0.198	0.210
	0.85	1.21	0.95	0.025	0.035	0.028
	4.94	4.64	4.81	0.144	0.135	0.140
	1 557	1 321	4 238	50	42	136
	112	146	346	3	5	11
	1 669	1 467	4 584	53	47	147
	62 240	61 725	61 788	318	313	315
	268	276	276	40	41	41
	54 290	59 517	57 358	277	302	292
	159	173	171	5.11	5.56	5.50
	143	125	130	4.60	4.02	4.18
	4.37	4.27	4.33	47.04	45.96	46.61
	3.35	2.91	3.04	36.06	31.32	32.72
	102.7	90.3	281.3	16.9	14.7	46.1
	1.1	0.3	1.9	0.2	-	0.3
	103.8	90.6	283.2	17.1	14.7	46.4
	104.6	103.3	302.3	17.2	16.8	49.5
	90.6	87.3	262.9	14.9	14.3	43.1
	1.1	0.3	1.9	0.2	-	0.3
	(1.4)	0.7	(0.4)	(0.3)	0.1	(0.1)
	0.7	0.6	1.8	0.2	-	0.3
	91.0	88.9	266.2	15.0	14.4	43.6
	13.6	14.3	36.3	2.2	2.3	5.9
	-	0.1	(0.2)	-	0.1	-
	(0.8)	(12.7)	(19.1)	(0.1)	(2.1)	(3.1)
	2.4	3.9	10.1	0.3	0.7	1.6
	-	-	-	-	-	-
	-	-	-	-	-	-
	2.4	3.9	10.1	0.3	0.7	1.6

OTHER AFRICAN OPERATIONS

Prepared in accordance with International
Accounting Standards.

					Quarter ended September 1999	Quarter ended June 1999	Nine months ended September 1999	Quarter ended September 1999	Quarter ended June 1999	Nine months ended September 1999
				Navachab						
				Rand / Metric			Dollar / Imperial			
OPERATING RESULTS										
GOLD										
Mined	- tonnes	/	- tons	- 000	1 617	1 024	3 628	1 782	1 129	3 999
Volume mined	- bcm	/	- bcy	- 000	604	384	1 353	790	503	1 770
Stripping ratio				- t(mined-treated) /t treated	3.58	3.55	3.45	3.58	3.55	3.45
Treated	- tonnes	/	- tons	- 000	353	225	816	389	248	899
Mill head grade	- g/t	/	- oz/t		1.54	1.61	1.54	0.045	0.047	0.045
Metallurgical recovery				- %	89.62	90.26	90.74	89.62	90.26	90.74
Gold produced	- kg	/	- oz 000		487	327	1 139	16	11	37
Revenue	- R/kg	/	- $/oz	- sold	59 622	54 536	59 280	305	277	302
Cash costs	- R/kg	/	- $/oz	- produced	47 343	50 798	49 553	242	258	253
PRODUCTIVITY										
per employee	- g	/	- oz	- target	496	443	431	15.96	14.24	13.86
				- actual	464	439	449	14.92	14.12	14.45
FINANCIAL RESULTS (MILLION)										
Gold revenue					26.2	17.5	65.7	4.3	2.9	10.8
Cost of sales					23.7	18.4	58.2	3.9	3.0	9.5
Cash costs					23.0	16.6	56.4	3.7	2.8	9.2
Rehabilitation costs					0.3	(0.5)	(0.2)	-	(0.1)	(0.1)
Other non-cash costs					0.3	0.2	0.6	0.2	-	0.2
Production costs					23.6	16.3	56.8	3.9	2.7	9.3
Amortisation costs					0.9	0.5	1.9	0.1	0.1	0.3
Inventory change					(0.8)	1.6	(0.5)	(0.1)	0.2	(0.1)
Profit from operations					2.5	(0.9)	7.5	0.4	(0.1)	1.3
Capital expenditure					0.1	0.5	0.7	-	0.1	0.1

	Sadiola - Attributable 38%					
	Quarter ended September 1999	Quarter ended June 1999	Nine months ended September 1999	Quarter ended September 1999	Quarter ended June 1999	Nine months ended September 1999
	Rand / Metric			Dollar / Imperial		
	1 067	1 449	4 070	1 176	1 597	4 486
	597	824	2 227	781	1 078	2 913
	1.16	1.99	1.80	1.16	1.99	1.80
	493	485	1 453	543	535	1 602
	3.88	3.43	3.44	0.113	0.100	0.100
	97.16	97.16	96.94	97.16	97.16	96.94
	1 858	1 614	4 845	60	52	156
	58 129	60 814	60 377	297	309	308
	17 153	20 158	19 667	88	102	100
	2 974	2 076	2 115	95.62	66.74	68.00
	2 254	1 972	1 969	72.48	63.40	63.29
	120.1	91.4	297.7	19.8	14.9	48.8
	65.2	54.7	174.3	10.8	8.9	28.6
	31.9	32.5	95.3	5.2	5.3	15.6
	-	-	0.3	-	-	0.1
	8.5	6.4	20.9	1.5	1.0	3.4
	40.4	38.9	116.5	6.7	6.3	19.1
	18.6	18.5	55.3	3.1	3.0	9.1
	6.2	(2.7)	2.5	1.0	(0.4)	0.4
	54.9	36.7	123.4	9.0	6.0	20.2
	2.1	4.9	10.2	0.4	0.8	1.7

NORTH AMERICAN OPERATIONS

Prepared in accordance with International
Accounting Standards.

				Cripple Creek & Victor J.V.					
				Quarter ended September 1999	Quarter ended June 1999	Nine months ended September 1999	Quarter ended September 1999	Quarter ended June 1999	Nine months ended September 1999
				Rand / Metric			Dollar / Imperial		
OPERATING RESULTS									
GOLD									
Underground Operations									
Mined	- tonnes / - tons	- 000							
Treated	- tonnes / - tons	- 000							
Mill head grade	- g/t / - oz/t								
Gold in ore	- kg / - oz 000								
Yield	- g/t / - oz/t								
Gold produced	- kg / - oz 000								
Open-pit Operations									
Mined	- tonnes / - tons	- 000		7 015	6 963	20 467	7 733	7 675	22 561
Stripping ratio		- t(mined-treated)							
		/t treated		1.62	1.80	1.70	1.62	1.80	1.70
Treated	- tonnes / - tons	- 000		2 675	2 488	7 586	2 949	2 743	8 362
Mill head grade	- g/t / - oz/t			0.88	0.67	0.72	0.026	0.019	0.021
Gold in ore	- kg / - oz 000			2 358	1 658	5 451	76	53	175
Yield	- g/t / - oz/t			0.88	0.67	0.72	0.026	0.019	0.021
Gold produced	- kg / - oz 000			2 358	1 658	5 451	76	53	175
Total									
Yield	- g/t / - oz/t			0.88	0.67	0.72	0.026	0.019	0.021
Gold produced	- kg / - oz 000			2 358	1 658	5 451	76	53	175
Revenue	- R/kg / - $/oz	- sold		62 465	62 434	60 831	319	317	310
Cash costs	- R/kg / - $/oz	- produced		32 655	32 871	32 636	167	168	167
PRODUCTIVITY									
per employee	- g / - oz	- target		2 146	2 115	2 022	69	68	65
		- actual		2 613	1 773	1 680	84	57	54
FINANCIAL RESULTS (MILLION)									
Gold revenue				147.3	103.5	331.3	24.2	16.9	54.3
Cost of sales				106.9	71.1	245.7	17.6	11.6	40.3
Cash costs				77.0	54.5	177.9	12.7	8.9	29.2
Rehabilitation costs				3.0	3.1	8.5	0.5	0.5	1.4
Other non-cash costs				-	-	-	-	-	-
Production costs				80.0	57.6	186.4	13.2	9.4	30.6
Amortisation costs				26.9	13.5	59.3	4.4	2.2	9.7
Inventory change				-	-	-	-	-	-
Profit from operations				40.4	32.4	85.6	6.6	5.3	14.0
Capital expenditure				49.5	27.6	98.4	8.1	4.5	16.1

Note: The gold produced for underground and open-pit
operations is allocated on gold in ore.

Jerritt Canyon J.V. - Attributable 70%					
Quarter ended September 1999	Quarter ended June 1999	Nine months ended September 1999	Quarter ended September 1999	Quarter ended June 1999	Nine months ended September 1999
Rand / Metric			Dollar / Imperial		
164	159	462	181	175	509
109	109	316	120	120	349
12.87	13.15	12.91	0.375	0.383	0.375
1 403	1 433	4 081	45	46	131
11.51	13.78	12.10	0.333	0.400	0.350
1 255	1 502	3 824	40	48	122
1 545	1 466	5 131	1 703	1 616	5 656
12.52	20.84	16.10	12.52	20.84	16.10
114	67	300	126	74	330
5.95	5.75	6.81	0.175	0.162	0.200
678	385	2 043	22	12	66
5.32	6.01	6.01	0.159	0.176	0.176
607	403	1 802	20	13	58
8.35	10.82	9.13	0.244	0.314	0.265
1 862	1 905	5 626	60	61	180
63 091	62 699	60 657	322	318	309
36 574	38 268	36 882	187	195	189
2 208	1 742	1 835	71	56	59
2 084	1 991	1 991	67	64	64
117.5	119.4	341.2	19.3	19.5	55.9
100.1	99.9	298.7	16.5	16.3	49.0
68.1	72.9	207.5	11.2	11.9	34.0
3.6	3.1	10.9	0.6	0.5	1.8
-	-	-	-	-	-
71.7	76.0	218.4	11.8	12.4	35.8
28.4	23.9	80.3	4.7	3.9	13.2
-	-	-	-	-	-
17.4	19.5	42.5	2.8	3.2	6.9
26.2	23.9	65.9	4.3	3.9	10.8

SOUTH AMERICAN OPERATIONS

					Morro Velho					
Prepared in accordance with International Accounting Standards.					Quarter ended September 1999	Quarter ended June 1999	Nine months ended September 1999	Quarter ended September 1999	Quarter ended June 1999	Nine months ended September 1999
					Rand / Metric			Dollar / Imperial		
OPERATING RESULTS										
GOLD										
Underground Operations										
Mined	- tonnes	/	- tons	- 000	188	190	562	207	209	620
Treated	- tonnes	/	- tons	- 000	188	190	562	207	209	619
Mill head grade	- g/t	/	- oz/t		6.88	8.02	7.47	0.203	0.234	0.218
Gold in ore	- kg	/	- oz 000		1 294	1 524	4 196	42	49	135
Yield	- g/t	/	- oz/t		7.43	7.52	7.30	0.217	0.220	0.213
Gold produced	- kg	/	- oz 000		1 396	1 428	4 100	45	46	132
Open-pit Operations										
Mined	- tonnes	/	- tons	- 000	276	376	915	304	415	1 009
Stripping ratio				- t(mined-treated)						
				/t treated	6.26	10.06	8.43	6.24	10.22	8.43
Treated	- tonnes	/	- tons	- 000	38	34	97	42	37	107
Mill head grade	- g/t	/	- oz/t		4.95	6.41	5.79	0.143	0.189	0.168
Gold in ore	- kg	/	- oz 000		188	218	562	6	7	18
Yield	- g/t	/	- oz/t		5.55	5.47	5.59	0.167	0.162	0.159
Gold produced	- kg	/	- oz 000		211	186	542	7	6	17
Total										
Yield	- g/t	/	- oz/t		7.11	7.21	7.04	0.209	0.211	0.205
Gold produced	- kg	/	- oz 000		1 607	1 614	4 642	52	52	149
Revenue	- R/kg	/	- $/oz	- sold	62 611	63 146	62 975	320	321	321
Cash costs	- R/kg	/	- $/oz	- produced	22 589	25 403	24 666	115	129	126
PRODUCTIVITY										
per employee	- g	/	- oz	- target	435	467	404	14	15	13
				- actual	435	467	435	14	15	14
FINANCIAL RESULTS (MILLION)										
Gold revenue					100.0	102.9	292.7	16.4	16.8	47.9
Cost of sales					55.4	59.4	176.6	9.2	9.7	28.9
Cash costs					36.3	41.0	114.5	6.0	6.7	18.8
Rehabilitation costs					0.6	-	0.8	0.1	-	0.1
Other non-cash costs					-	-	-	-	-	-
Production costs					36.9	41.0	115.3	6.1	6.7	18.9
Amortisation costs					15.7	15.9	46.1	2.6	2.6	7.5
Inventory change					2.8	2.5	15.2	0.5	0.4	2.5
Profit from operations					44.6	43.5	116.1	7.2	7.1	19.0
Capital expenditure					12.1	10.4	33.0	2.0	1.7	5.4

Note: The gold produced for underground and open-pit operations is allocated on gold in ore.

	Serra Grande - Attributable 50%						Cerro Vanguardia - Attributable 46.25%					
	Quarter ended September 1999	Quarter ended June 1999	Nine months ended September 1999	Quarter ended September 1999	Quarter ended June 1999	Nine months ended September 1999	Quarter ended September 1999	Quarter ended June 1999	Nine months ended September 1999	Quarter ended September 1999	Quarter ended June 1999	Nine months ended September 1999
	Rand / Metric			Dollar / Imperial			Rand / Metric			Dollar / Imperial		
	84	79	238	92	87	262						
	84	78	236	93	86	260						
	7.40	7.97	7.78	0.215	0.233	0.227						
	622	622	1 835	20	20	59						
	7.88	7.58	7.68	0.226	0.221	0.223						
	662	591	1 813	21	19	58						
	-	-	-	-	-	-	879	835	2 471	969	920	2 724
	-	-	-	-	-	-	9.59	10.28	9.89	9.65	10.36	9.90
	-	-	-	-	-	-	83	74	227	91	81	250
	-	-	-	-	-	-	15.77	16.32	16.30	0.46	0.48	0.48
	-	-	-	-	-	-	1 309	1 208	3 700	42	39	119
	-	-	-	-	-	-	14.52	15.55	16.00	0.429	0.457	0.468
	-	-	-	-	-	-	1 205	1 151	3 631	39	37	117
	7.88	7.58	7.68	0.226	0.221	0.223	14.52	15.55	16.00	0.429	0.457	0.468
	662	591	1 813	21	19	58	1 205	1 151	3 631	39	37	117
	62 618	62 188	60 399	320	316	308	62 619	62 017	60 575	320	315	309
	21 148	23 858	22 890	110	121	117	27 469	27 107	26 081	138	138	132
	933	840	809	30	27	26	2 488	2 830	2 582	80	91	83
	902	840	840	29	27	27	3 048	2 893	3 017	98	93	97
	37.0	36.8	110.1	6.1	6.0	18.0	70.7	74.2	218.1	11.6	12.1	35.7
	21.9	20.9	66.5	3.7	3.4	10.9	48.7	48.2	140.7	8.0	7.9	23.0
	14.0	14.1	41.5	2.3	2.3	6.8	33.1	31.2	94.7	5.4	5.1	15.5
	0.9	-	1.2	0.2	-	0.2	0.9	-	0.9	0.2	-	0.2
	-	-	-	-	-	-	4.1	3.4	7.5	0.7	0.6	1.2
	14.9	14.1	42.7	2.5	2.3	7.0	38.1	34.6	103.1	6.3	5.7	16.9
	8.2	8.0	23.2	1.4	1.3	3.8	14.8	14.2	41.2	2.4	2.3	6.7
	(1.2)	(1.2)	0.6	(0.2)	(0.2)	0.1	(4.2)	(0.6)	(3.6)	(0.7)	(0.1)	(0.6)
	15.1	15.9	43.6	2.4	2.6	7.1	22.0	26.0	77.4	3.6	4.2	12.7
	2.4	3.1	8.5	0.4	0.5	1.4	2.7	2.3	9.8	0.4	0.4	1.6

SHAFT SINKING

SHAFT SINKING (metres)	Quarter ended September 1999	Quarter ended June 1999	Nine months ended September 1999
MOAB KHOTSONG MINE			
Main shaft			
Advance	-	20	28
Depth to date (below collar)	2 412	2 412	2 412
Rock / ventilation sub-vertical shaft			
Advance	30	45	104
Depth to date	910	880	910
Station cutting	34	36	90
JOEL MINE			
Taung North Shaft			
Advance	26	71	209
Depth to date (below collar)	1 213	1 187	1 213
MPONENG MINE			
Sub Shaft 1			
Advance	47	35	177
Depth to date	1 196	1 149	1 196

SHAFT SINKING

SHAFT SINKING (feet)	Quarter ended September 1999	Quarter ended June 1999	Nine months ended September 1999
MOAB KHOTSONG MINE			
Main shaft			
Advance	-	66	92
Depth to date (below collar)	7 913	7 913	7 913
Rock / ventilation sub-vertical shaft			
Advance	98	148	341
Depth to date	2 985	2 887	2 985
Station cutting	112	118	296
JOEL MINE			
Taung North Shaft			
Advance	85	234	685
Depth to date (bellow collar)	3 974	3 889	3 974
MPONENG MINE			
Sub Shaft 1			
Advance	154	116	583
Depth to date	3 925	3 771	3 925

DEVELOPMENT

Development values represent actual results of sampling, no allowances having been made for adjustments necessary in estimating ore reserves.

Quarter ended September 1999

				METRIC			
	Advance	Sampled					
	metres	metres	channel width cm	gold		uranium	
				g/t	cm.g/t	kg/t	cm.kg/t
VAAL RIVER							
Great Noligwa Mine							
Vaal reef	5 619	576	86.40	31.99	2 764	1.37	118.13
"C" reef	305	140	8.30	96.63	802	3.43	28.47
Kopanang Mine							
Vaal reef	10 451	1 188	15.70	147.63	2 318	5.27	82.74
"C" reef	93	56	20.40	32.84	670	0.79	16.12
Tau Lekoa Mine							
Ventersdorp Contact reef	5 649	1 596	99.50	8.63	859	0.12	11.94
Moab Khotsong Mine							
Vaal reef	1 313	-	-	-	-	-	-
FREE STATE							
Bambanani Mine							
Basal reef	3 377	100	168.40	6.06	1 021	0.06	10.10
Tshepong Mine							
Basal reef	5 783	968	19.70	72.61	1 430	1.94	38.22
"B" reef	156	-	-	-	-	-	-
Matjhabeng Mine							
Basal reef	1 261	-	-	-	-	-	-
"A" reef	448	74	92.90	4.23	393	0.13	12.08
Taung South Shaft							
(previously Joel No. 3 shaft)							
Beatrix VS 5 Composite reef	826	827	192.10	13.18	2 532	-	-
WEST WITS							
TauTona Mine (East Mine)							
Ventersdorp Contact reef	-	-	-	-	-		
Carbon Leader reef	3 457	82	28.70	54.46	1 563		
Savuka Mine (West Mine)							
Ventersdorp Contact reef	53	52	38.43	34.17	1 313		
Mponeng Mine (South Mine)							
Ventersdorp Contact reef	5 491	570	83.80	14.00	1 173		
Elandsrand							
Ventersdorp Contact reef	5 412	1 032	43.20	28.23	1 220		
Deelkraal							
Ventersdorp Contact reef	1 104	518	193.00	4.18	807		
(plus footwall bands)							

DEVELOPMENT

Development values represent actual results of sampling, no allowances having been made for adjustments necessary in estimating ore reserves.

Quarter ended September 1999

	Advance		Sampled — IMPERIAL					
	feet	feet	channel width inches	gold oz/t	gold ft.oz/t	uranium lb/t	uranium ft.lb/t
VAAL RIVER							
Great Noligwa Mine							
Vaal reef	18 436	1 890	34.02	0.93	2.64	2.74	7.77
"C" reef	1 001	459	3.27	2.82	0.77	6.86	1.87
Kopanang Mine							
Vaal reef	34 288	3 898	6.18	4.31	2.22	10.54	5.43
"C" reef	306	184	8.03	0.96	0.64	1.58	1.06
Tau Lekoa Mine							
Ventersdorp Contact reef	18 533	5 235	39.17	0.25	0.82	0.24	0.78
Moab Khotsong Mine							
Vaal reef	4 308	-	-	-	-	-	-
FREE STATE							
Bambanani Mine							
Basal reef	11 078	328	66.30	0.18	0.98	0.12	0.66
Tshepong Mine							
Basal reef	18 973	3 176	7.76	2.12	1.37	3.88	2.51
"B" reef	512	-	-	-	-	-	-
Matjhabeng Mine							
Basal reef	4 137	-	-	-	-	-	-
"A" reef	1 470	243	36.57	0.12	0.38	0.26	0.79
Taung South Shaft							
(previously Joel No. 3 shaft)							
Beatrix VS 5 Composite reef	2 710	2 713	75.63	0.38	2.42	-	-
WEST WITS							
TauTona Mine (East Mine)							
Ventersdorp Contact reef	-	-	-	-	-		
Carbon Leader reef	11 343	269	11.30	1.59	1.50		
Savuka Mine (West Mine)							
Ventersdorp Contact reef	174	171	15.13	1.00	1.26		
Mponeng Mine (South Mine)							
Ventersdorp Contact reef	18 015	1 870	32.99	0.41	1.12		
Elandsrand							
Ventersdorp Contact reef	17 756	3 386	17.01	0.82	1.17		
Deelkraal							
Ventersdorp Contact reef (plus footwall bands)	3 622	1 699	75.98	0.12	0.77		

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AngloGold Limited

Date: 11 JULY 2003   By: /s/ C R BULL

                                      Name: C R Bull
                                      Title: Company Secretary